CNFINANCE HOLDINGS LIMITED

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

October 30, 2023

VIA EDGAR

Ms. Jennifer Thompson

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: CNFinance Holdings Ltd. (the “Company”)

Annual Report on Form 20-F

Filed April 25, 2023

File No. 001-38726

Dear Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 16, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

1.	Your response to prior comment 2 indicates that you reviewed the profiles of the directors before concluding that none of your directors or the directors of your consolidated entities are officials of the Chinese Communist Party. Please tell us in more detail how you considered the profile of Mr. Lin Xu and particularly his roles with the National Development and Reform Commission. Please also tell us how you considered whether Mr. Xu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 113 of your Form 20-F and whether he is a member of the Chinese Communist Party.

The Company respectfully advises the Staff that as of the date of this response, Mr. Lin Xu already resigned from his position in the China Center for Urban Development of NDRC as disclosed in the 2022 Annual Report. China Center for Urban Development of NDRC is a public organization under the NDRC focusing on policy consultancy on urbanization. Currently, Mr. Xu serves only as chairman of the board of U.S.-China Green Fund, engaging in investments in the green and low-carbon sector and does not hold any government positions.

The Company further respectfully submits that Mr. Xu is not an official of the Chinese Communist Party. As mentioned in the previous response, the Company has inquired each of the Directors and reviewed their profiles. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party into its determination.

The Company respectfully submits that the updated disclosure of the profile of Mr. Xu will be included in the Company’s annual report for the year ending December 31, 2023 and future filings, to the extent applicable.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Ltd.

Date: October 30, 2023	By:	/s/ Bin Zhai
	Name:	Bin Zhai
	Title:	Chief Executive Officer